CONCRETE LEVELING SYSTEMS, INC.
                               5046 East Blvd., NW
                               Canton, Ohio 44718

                                                                   June 12, 2012

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Concrete Leveling Systems, Inc.
    Form 10-K for the Year ended July 31, 2011
    Filed October 25, 2011
    Form 10-Q for the Quarter ended January 31, 2012
    Filed March 14, 2012
    File No.: 0-53048

Dear Mr. Decker:

Please consider this as a response to your comment letter of June 4, 2012 regarding the above referenced filings by Concrete Leveling Systems, Inc. Please be advised that Concrete Leveling Systems, Inc. has filed an amended 10-K for the year ended July 31, 2011 which covers comments 3 and 5 in your letter. Be advised with regard to your comments 3, our auditor had placed the city and state on its report, and that information was sent to the company that reformats our filings for EDGAR. Our printer advises us that they had placed the city and state on the EDGAR filing, however, it was outside the parameters of the viewing area. Therefore, it was not necessary for us to contact our auditor and we, instead, advised our printer to place the city and state in an area viewable in the EDGAR system. The lack of the date on the Exhibit 31.1 Certification was a printer omission and has been revised.
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An amendment  has also been filed for the 10-Q and for the quarter ended January
31, 2012 by placing the appropriate date on Exhibit 32 - Certification.

With respect to comment 2, all future filings on Form 10-K will disclose the high and low sales prices for each quarter for the past two fiscal years. The following table indicates the information that should have been placed in the Form 10-K for the year ended July 21, 2011

                                  Fiscal Year Ended July 31,
                                2011                      2010
                          ----------------          ----------------
                          High         Low          High         Low
                          ----         ---          ----         ---
First Quarter           $ 0.25       $ 0.20       $    0       $    0
Second Quarter          $ 0.30       $ 0.20       $    0       $    0
Third Quarter           $ 0.39       $ 0.23       $    0       $    0
Fourth Quarter          $ 0.43       $ 0.16       $ 1.25       $ 0.20

With regard to your 4th comment, Item 9A in the Form 10-K disclosed that a formalized framework to evaluate the effectiveness of financial controls in a company that had only three individuals in management positions did not seem to be necessary. However, in view of your comments, all future reporting will indicate that "Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rules 13a-15(f) and 15d - 15(f). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the frame work in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commissions ("COSO"). Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of July 31, 2011."

This letter shall also confirm the following:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

     2. Staff comments or changes to disclosure and response to staff comments do not foreclose the commission from taking any action with respect to a filing.

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the Federal Securities Laws of the United States.

                                   Sincerely,


                                   /s/ Suzanne I. Barth
                                   ------------------------------------
                                   Ms. Suzanne I. Barth
                                   Principal Financial Officer
                                   Concrete Leveling Systems, Inc.